Exhibit 99.2

ZK International Chairman and CEO Converts Approximately $9.3 Million in Debt into Restricted Equity

WENZHOU, China, September 10, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems, is pleased to announce that Mr. Jiancong Huang, Chief Executive Officer and Chairman of the Board, has agreed to reduce the debt of the Company by converting related party debt personally owed to him in exchange for 3,280,525 ordinary restricted shares under Rule 144 to settle RMB64,079,472 or approximately US$9,295,368 on August 15, 2018. The transaction was reviewed and approved by Company’s Compensation Committee, the Board of Directors and Nasdaq.

For several years, Mr. Huang has personally funded the Company with working capital that has allowed the Company to increase revenue, build its customer base, enhance its instrument and consumables production lines, expand its sales and marketing capabilities, expand manufacturing capacity, and strengthen other internal operational areas of the business. Strategically, the access to capital the Chairman has offered has also allowed the Company to continue building its intellectual property portfolio particularly its stainless-steel piping technology.

Ms. Yang, Chief Financial Officer of ZK International, commented, "With the support of our Board including Mr. Huang, we have made a decision to convert our CEO’s debt to restricted equity in the best interest of the Company and all of our shareholders. ZK International’s financial growth, combined with this conversion, will materially improve our liquidity, access to capital and financial statements, resulting in a more attractive and higher-value recognition level for the Company.”

Ms. Yang, continued, “We are very excited about this event and how it positively impacts the financial health of the Company. We will continue to focus on debt reduction, sustainable growth, increased revenue, and profitability. This agreement enables us to strengthen our balance sheet at a momentous juncture of growth, business development and new product offerings. This is one of a number of steps we will take and are evaluating to continue to improve our balance sheet and increase our shareholder value.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com